September 15, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Mondelez International, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 6, 2022

File No. 001-16483

Dear Mr. Dunham and Ms. Jacobs:

On behalf of Mondelēz International, Inc. (the “Company”), this responds to your letter of September 2, 2022, regarding our Definitive Proxy Statement on Schedule 14A filed on April 6, 2022.

The Company confirms that it will enhance its future proxy disclosures in accordance with the topics discussed in your letter, to the extent applicable and responsive to Item 407(h) of Regulation S-K.

Very truly yours,

/s/ Luca Zaramella

Luca Zaramella
EVP, Chief Financial Officer
Mondelēz International, Inc.

cc:	Dirk Van de Put, Chairman and Chief Executive Officer

Laura Stein, EVP, Corporate & Legal Affairs and General Counsel

Ellen M. Smith, SVP & Chief Counsel, Chief Compliance Officer & Corporate Secretary

Mondelēz International • 905 W. Fulton Market • Chicago, IL 60607

mondelezinternational.com